July 25, 2024	Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com KATHERINE N. COGHLAN KATHERINE.COGHLAN@DECHERT.COM +1 212 641 5643 DIRECT

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mindy Rotter

Re:  John Hancock Investment Trust (the “Registrant”) —File No. 333-280569; Registration Statement on Form N-14

Dear Ms. Rotter:

On behalf of the Registrant, I submit this letter in response to comments received by telephone on July 18, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in connection with your review of the registration statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), related to the proposed reorganization (the “Reorganization”) of Boston Partners Global Long/Short Fund (“Acquired Fund”), a series of The RBB Fund, Inc., into John Hancock Disciplined Value Global Long/Short Fund (the “Acquiring Fund”), a series of the Registrant, which was filed on June 28, 2024.

For convenience, I have set forth each comment below, followed by the Registrant’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

1.

Comment – Please revise the disclosure related to the timing of the Reorganization under “We Need Your Vote of Approval” to include that the Reorganization may occur on any later date before November 29, 2024, for consistency with disclosure included under “Proposal to Approve the Agreement and Plan of Reorganization.”

Response – The Registrant has revised the relevant disclosure to state as follows (new disclosure underlined):

Please note that if timely approved by shareholders, the reorganization is scheduled to take place at the close of business on or about September 27, 2024, but may occur on any later date before November 29, 2024.

2.

Comment – The Staff notes that the link to the SEC’s website included on page 8 of the Registration Statement does not appear to be hyperlinked. Please supplementally confirm that the hyperlink will be updated in the definitive filing.

Response – The Registrant so confirms.

3.

Comment – The Staff notes that the “Summary of Comparisons of the Funds – Comparison of Expenses – The Funds’ Expenses” section of the Registration Statement states that “[t]he tables also show the pro forma expenses of the Acquiring Fund assuming the Reorganization with the Acquired Fund had occurred at the beginning of the twelve-month period ended September 30, 2025, i.e., on October 31, 2024.” Please review this disclosure and supplementally confirm whether the dates included are correct.

Response – Upon further review, the disclosure will be revised as follows:

The tables also show the pro forma expenses of the Acquiring Fund assuming the Reorganization with the Acquired Fund had occurred at the beginning of the twelve-month period ended September 30, 2025, i.e., on October 1, 2024.

4.

Comment – Please confirm whether the fees presented in the Registration Statement under the section entitled “Summary of Comparisons of the Funds – Comparison of Expenses – The Funds’ Expenses” represent current fees in accordance with Item 3 of Form N-14.

Response –The Registrant so confirms.

5.

Comment – Please revise the table under the section of the Registration Statement entitled “Capitalization” to include the net assets of each share class of the Funds’. Please also include the revised capitalization table as part of this letter.

Response – The Registrant respectfully acknowledges the Staff’s comment and will revise the capitalization table in the definitive filing accordingly. In addition, the Registrant has included the revised capitalization table in Appendix A to this letter.

6.

Comment – The Staff notes that the accounting and performance survivor is not identified under the Section of the Statement of Additional Information entitled “Supplemental Financial Information.” Please supplementally confirm that this disclosure will be included in the definitive filing and provide the revised disclosure as part of this letter. In addition, the Staff noted that disclosure under “Acquired Fund Past Performance” states that “[a]s accounting successor to the Acquired Fund, the Acquiring Fund will assume the Acquired Fund’s historical performance after the Reorganization.” Please consider conforming such disclosure to the revised disclosure that will be included in the “Supplemental Financial Information” section of the Statement of Additional Information.

Response – The Registrant has revised the disclosure as follows (new disclosure underlined):

The Reorganization will not result in a material change to the Acquired Fund’s portfolio holdings due to the investment restrictions of the Acquiring Fund, as the Acquiring Fund has the same or similar investment objectives, investment strategies, and investment restrictions as the Acquired Fund (except as otherwise noted in the proxy statement and prospectus). Accordingly, a schedule of investments of the Acquired Fund modified to show the effects of such change is not required and is not included. The Acquired Fund will be the accounting and performance survivor in the Reorganization, and the Acquiring Fund, as the corporate survivor in the Reorganization, shall adopt the accounting and performance history of the Acquired Fund. There are no material differences between the accounting and valuation policies of the Acquired Fund and the Acquiring Fund.

The Registrant has also revised the disclosure under “Acquired Fund Past Performance” to conform with the new disclosure above.

The Registrant intends to file a definitive form of the Registration Statement that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at 212-641-5643.

Sincerely,

/s/ Katherine N. Coghlan

Katherine N. Coghlan

cc: Christopher Sechler

Mara C. S. Moldwin

Christopher P. Harvey

Stephanie A. Capistron

Appendix A

CAPITALIZATION

With respect to the proposal, the following tables set forth the capitalization of the Acquired Fund as of July 12, 2024, and the pro forma combined capitalization of both Funds as if the Reorganization had occurred on that date. The Acquiring Fund will have no assets until the Closing Date, when it will assume the assets of the Acquired Fund.

	Acquired Fund	Acquiring Fund[1]	Acquiring Fund Pro forma
Net Assets
Institutional Class/Class I	$162,380,694.80	N/A	$162,380,694.80
Investor Class/Class A	$13,191,195.93	N/A	$13,191,195.93
Net Asset Value Per Share
Institutional Class/Class I	$16.97	N/A	$16.97
Investor Class/Class A	$16.65	N/A	$16.65
Shares Outstanding
Institutional Class/Class I	9,567,400.538	N/A	9,567,400.538
Investor Class/Class A	792,135.401	N/A	792,135.401

(1)	The Acquiring Fund is a shell fund without any shares outstanding and, therefore, no estimated capitalization is available.